                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                            McFarland Energy, Inc.
                     -------------------------------------
                               (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                   580432102
                      ----------------------------------
                                (CUSIP Number)


                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                             80 South Main Street
                         Hanover, New Hampshire 03755
                                (603) 643-1567
                   -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 March 5, 1997
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 580432102

--------------------------------------------------------------------------------

(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
      Person

                  Fund American Enterprises Holdings, Inc.
                                  94-2708455

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member       (a)  __________
      of a Group (See Instructions)
                                                  (b)  __________

--------------------------------------------------------------------------------

(3)   (SEC Use Only)

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)               N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization             Delaware
                                                       --------

--------------------------------------------------------------------------------

      Number of Shares                            (7)  Sole Voting Power
      Beneficially Owned                               -----------------
      by Each Reporting                                86,846
      Person With                                 (8)  Shared Voting Power
                                                       -------------------
                                                       246,154
                                                  (9)  Sole Dispositive Power
                                                       ----------------------
                                                       86,846
                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       246,154

--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       333,000

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  Approximately 5.9%

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)         HC, CO

--------------------------------------------------------------------------------

                                    2 of 12

                              CUSIP NO. 580432102

--------------------------------------------------------------------------------

(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
      Person

                        Fund American Enterprises, Inc.
                                  51-0328932

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member       (a)  ____________
      of a Group (See Instructions)
                                                  (b)  ____________

--------------------------------------------------------------------------------

(3)   (SEC Use Only)

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)               N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization             Delaware
                                                       --------

--------------------------------------------------------------------------------

      Number of Shares                            (7)  Sole Voting Power
      Beneficially Owned                               -----------------
      by Each Reporting
      Person With                                 (8)  Shared Voting Power
                                                       -------------------
                                                       169,231
                                                  (9)  Sole Dispositive Power
                                                       ----------------------

                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       169,231

--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       169,231

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 3.0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)         CO

--------------------------------------------------------------------------------

                                    3 of 12

                              CUSIP NO. 580432102

--------------------------------------------------------------------------------

(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
      Person

                        White Mountains Holdings, Inc.
                                  02-0477315

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member       (a)  __________
      of a Group (See Instructions)
                                                  (b)  __________

--------------------------------------------------------------------------------

(3)   (SEC Use Only)

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)               N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization             Delaware
                                                       --------

--------------------------------------------------------------------------------

      Number of Shares                            (7)  Sole Voting Power
      Beneficially Owned                               -----------------
      by Each Reporting
      Person With                                 (8)  Shared Voting Power
                                                       -------------------
                                                       76,923
                                                  (9)  Sole Dispositive Power
                                                       ----------------------

                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       76,923

--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       76,923

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  Approximately 1.4%

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)         HC, CO

--------------------------------------------------------------------------------

                                    4 of 12

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 6 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE
SCHEDULE 13D.

Item 2.  Identity and Background.
         ------------------------

         (a), (b), (c) and (f). The name, business address, present principle occupation or employment (and the name, principle business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of FAEH, FAE and WMH is set forth on Schedule I, attached hereto, and incorporated herein by reference.

         (d) and (e). Neither FAEH, FAE or WMH, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
         On June 10, 1996, WMH transferred 153,846 Shares to FAEH at $8.3406 per Share.

Item 4.  Purpose of Transaction.
         -----------------------

         (a) Sales by FAEH outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or

                                    5 of 12
influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect. Schedule II was inadvertently omitted from Amendment No. 5 to Schedule 13D which was filed with the Securities and Exchange Commission on March 18, 1997.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) FAEH owns 86,846 Shares directly and 169,231 Shares indirectly through FAE and 76,923 Shares indirectly through WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:


                                                   Percentage of
                                  Shares               Shares
                               Beneficially         Beneficially
                Person            Owned                Owned
                ------         ------------        -------------

                FAEH              333,000              5.9%

                FAE               169,231              3.0%

                WMH *              76,923              1.4%

                * WMH and certain of its direct and indirect wholly owned
                  subsidiaries.



         (b) FAEH has sole voting power and dispositive power with respect to 86,846 Shares and shares voting power and dispositive power with respect to 169,231 Shares with FAE and 76,923 Shares with WMH and certain of WMH's direct and indirect wholly owned subsidiaries.

         (c) Schedule II, attached hereto, describes all transactions by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on
Schedule I, attached hereto, in Shares effected during the past 60 days.
Schedule II was inadvertently omitted from Amendment No. 5 to Schedule 13D which was filed with the Securities and Exchange Commission on March 18, 1997.


                                    6 of 12

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 1997

                            FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                            BY:                 /S/
                                 -----------------------------------
                            Name:   Michael S. Paquette
                            Title:  Vice President and Controller


                            FUND AMERICAN ENTERPRISES, INC.


                            BY:                 /S/
                                 -----------------------------------
                            Name:   Robert E. Snyder
                            Title:  Secretary and Controller


                            WHITE MOUNTAINS HOLDINGS, INC.


                            BY:                 /S/
                                 -----------------------------------
                            Name:   Michael S. Paquette
                            Title:  Vice President and Controller



                                    7 of 12

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Holdings, Inc. ("WMH") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.



Name and                                                        Present Principal
Business Address                   Office                       Occupation or Employment
----------------                   ------                       ------------------------

FAEH

Dennis P. Beaulieu                 Vice President &             Vice President &
Fund American Enterprises          Secretary                    Secretary of FAEH
   Holdings, Inc.                  of FAEH and WMH,
80 South Main Street               Director of WMH
Hanover, NH 03755

John J. Byrne                      Chairman of the Board,       Chairman of the Board,
Fund American Enterprises          President & Chief            President & Chief
   Holdings, Inc.                  Executive Officer of         Executive Officer of
80 South Main Street               FAEH, Chairman of the        FAEH
Hanover, NH 03755                  Board of FAE

Reid T. Campbell                   Assistant Controller         Assistant Controller
Fund American Enterprises          of FAEH and WMH              of FAEH and WMH
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Howard L. Clark                    Director of FAEH             Retired
200 Park Avenue, Suite 4501
New York, NY 10166

Howard L. Clark, Jr.               Director of FAEH             Vice Chairman of Lehman
Lehman Brothers Inc.                                               Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                  Director of FAEH             President & Chief
Financial Security                 and WMH                      Executive Officer of
 Assurance                                                      Financial Security
 Holdings Ltd.                                                     Assurance Holdings Ltd.
350 Park Avenue
New York, NY 10022

George J. Gillespie, III           Director of FAEH             Partner in Cravath,
Cravath, Swaine & Moore                                            Swaine & Moore
825 Eighth Avenue
New York, NY 10019


                                    8 of 12

                      ----------------------------------


Name and                                                         Present Principal
Business Address                  Office                         Occupation or Employment
----------------                  ------                         -------------------------
K. Thomas Kemp                    Executive Vice President       Executive Vice President
Fund American Enterprises         & Director of FAEH,            of FAEH
   Holdings, Inc.                 Director of FAE,
80 South Main Street              Chairman of the Board &
Hanover, NH 03755                 Chief Executive Officer
                                  of WMH

Gordon S. Macklin                 Director of FAEH               Chairman of the Board of
8212 Burning Tree Road                                           White River Corporation
Bethesda, MD 20817

Frank A. Olson                    Director of FAEH               Chairman of the Board &
The Hertz Corporation                                            Chief Executive Officer
225 Brae Boulevard                                               of The Hertz Corporation
Park Ridge, NJ 07656

Michael S. Paquette               Vice President &               Vice President &
Fund American Enterprises         Controller of FAEH             Controller of FAEH
   Holdings, Inc.                 and WMH, Director of
80 South Main Street              FAE and WMH
Hanover, NH 03755

David G. Staples                  Vice President &               Vice President & Director
Fund American Enterprises         Director of Taxation           of Taxation of FAEH
   Holdings, Inc.                 of FAEH
80 South Main Street
Hanover, NH 03755

Allan L. Waters                   Senior Vice President &        Senior Vice President &
Fund American Enterprises         Chief Financial Officer        Chief Financial Officer
   Holdings, Inc.                 of FAEH and WMH,               of FAEH
80 South Main Street              Director of FAE and WMH
Hanover, NH 03755

Arthur Zankel                     Director of FAEH               Co-Managing Partner
First Manhattan Co.                                              First Manhattan Co.
437 Madison Ave.
New York, NY 10022

FAE

John J. Byrne                     (see above)                    (see above)
(see above)

Terry L. Baxter                   President & Director           President of WMH
White Mountains                   of WMH, Director of FAE
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

                                    9 of 12

                      ----------------------------------

Name and                                                            Present Principal
Business Address                      Office                        Occupation or Employment
----------------                      ------                        ------------------------
K. Thomas Kemp                        (see above)                   (see above)
(see above)

James H. Ozanne                       President of FAE,             President of FAE
Fund American Enterprises,            Director of FAE
 Inc.
The 1820 House, Main Street
Norwich, VT 05055

Michael S. Paquette                   (see above)                   (see above)
(see above)

Robert E. Snyder                      Secretary & Controller        Secretary & Controller
Fund American Enterprises,            of FAE                        of FAE
 Inc.
The 1820 House, Main Street
Norwich, VT 05055

Allan L. Waters                       (see above)                   (see above)
(see above)


WMH

Terry L. Baxter                       (see above)                   (see above)
(see above)

Dennis P. Beaulieu                    (see above)                   (see above)
(see above)

John J. Byrne                         (see above)                   (see above)
(see above)

Patrick M. Byrne                      Director of WMH               Chief Executive
Centricut, LLC                                                      Officer of
2 Technology Drive, STE 3                                           Centricut, LLC
West Lebanon, NH 03784

Reid T. Campbell                      (see above)                   (see above)
(see above)

Robert P. Cochran                     (see above)                   (see above)
(see above)

Morgan W. Davis                       Executive Vice                Executive Vice
White Mountains                       President and                 President of WMH
 Holdings, Inc.                       Director of WMH
80 South Main Street
Hanover, NH 03755-2053


                                   10 of 12

                      ----------------------------------


Name and                                                 Present Principal
Business Address                Office                   Occupation or Employment
----------------                ------                   ----------------------------
Steven E. Fass                  Director of WMH          President & Chief Executive
Folksamerica Holding                                     Officer of Folksamerica
  Company, Inc.                                          Holding Company, Inc.
One Liberty Plaza
Nineteenth Floor
New York, NY 10006

John D. Gillespie               Director of WMH          Self Employed
White Mountains
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Robert P. Keller                Director of WMH          Self Employed
White Mountains
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

K. Thomas Kemp                  (see above)              (see above)
(see above)

Phil Koerner                    Director of WMH          Chief Executive Officer of
National Grange Mutual                                   National Grange Mutual
  Insurance Company                                      Insurance Company
55 West Street, POB 2300
Keene, NH 03431

Michael S. Paquette             (see above)              (see above)
(see above)

Daniel A. Post                  Director of WMH          President & Chief Executive
2450 14th Avenue SE                                      Officer of Valley Insurance
Albany, OR 97321                                         Company

Allan L. Waters                 (see above)              (see above)
(see above)


                                   11 of 12

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

     Sales of Shares of Common Stock of McFarland Energy, Inc. by the Reporting Persons and by persons listed in Schedule I, within the last 60 days.


               Sold by      Date        Number Sold    Unit Price
               -------      ----        -----------    ----------
               FAEH         02/24/97       16,000       11.5078
               FAEH         02/25/97       10,000         11.50
               FAEH         03/03/97       10,000         11.25
               FAEH         03/04/97       10,000         11.25
               FAEH         03/05/97       21,000         11.50


                                   12 of 12